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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

eXegenics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
301610101
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Blvd.
Suite 1500
Miami, Florida 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101	Page	2	of	6

1	NAMES OF REPORTING PERSONS: The Frost Group, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5811653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,490,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		15,490,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,490,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	301610101	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,009,469

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		52,009,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	52,009,469

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	46.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	301610101	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,009,469

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		52,009,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	52,009,469

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	46.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 3.	Source and Amount of Funds or Other Consideration
          Item 3 is amended by adding at the end of the text the following:
          Frost Trust acquired 36,518,923 Shares of Common Stock in connection with the merger of Froptix Corporation into a wholly-owned subsidiary of the Issuer in exchange for securities of Froptix held by Frost Trust immediately before the merger.
Item 4.	Purpose of Transaction
          Item 4 is amended by adding at the end of the text the following:
          Frost Trust acquired 36,518,923 Shares of Common Stock in connection with the merger of Froptix Corporation into a wholly-owned subsidiary of the Issuer in exchange for securities of Froptix held by Frost Trust immediately before the merger.
Item 5.	Interest in Securities of the Issuer
          Item 5 is deleted in its entirety and replaced with the following text:
          Frost Group beneficially owns 15,490,546 Shares of Common Stock. The 15,490,546 Shares of Common Stock beneficially owned by Frost Group constitute 13.7% of the Issuer’s outstanding Shares of Common Stock, based upon 113,116,350 Shares of Common Stock as of March 30, 2007 and calculated in accordance with Rule 13d-3(d). Frost Group shares the power to vote and the power to dispose such Shares with Frost Trust and Dr. Frost.
          Frost Trust beneficially owns 36,518,923 Shares of Common Stock. Also, Frost Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 15,490,546 Shares of Common Stock owned by Frost Group. The 52,009,469 Shares of Common Stock beneficially owned by Frost Trust constitute 46.0% of the Issuer’s outstanding Shares of Common Stock, based upon 113,116,350 Shares of Common Stock as of March 30, 2007 and calculated in accordance with Rule 13d-3(d).
          Dr. Frost, as the sole trustee of Frost Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 15,490,546 Shares of Common Stock owned by Frost Group and the 36,418,923 Shares of Common Stock owned by Frost Trust. The 52,009,469 Shares of Common Stock beneficially owned by Dr. Frost constitute 46.0% of the Issuer’s outstanding Shares of Common Stock, based upon 113,116,350 Shares of Common Stock as of March 30, 2007 and calculated in accordance with Rule 13d-3(d).
          Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2007	The Frost Group, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Frost Gamma Investments Trust
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually